EXHIBIT 99.1

ASM: TSX/NYSE American Avino Silver & Gold Mines Ltd. Suite 900-570 Granville Street Vancouver, BC V6C 3P1	T (604) 682 3701 F (604) 682 3600 www.avino.com

NEWS RELEASE

April 1, 2019

DRILLING IN THE NORTHEAST BLOCK CONFIRMS NEW TARGETING MODEL AND

HIGHLIGHTS POTENTIAL FOR ANOTHER LARGE BRALORNE-STYLE NARROW VEIN GOLD SYSTEM

Avino Silver & Gold Mines Ltd. (ASM: TSX/NYSE American; GV6: FSE; "Avino" or "the Company") is pleased to announce further results from the drilling campaign at the Bralorne Gold Mine located near Gold Bridge, British Columbia.  As planned, at the start of 2019, the exploration program shifted focus from exploring known veins to making new discoveries in underexplored areas that share similar geological structural attributes to the Bralorne, Pioneer and King Mines. New conceptual insights have opened up the validity of a large block of land north-east of the Ferguson fault, referred to as the North East (“NE”) Block. This area is now considered by Avino to have high potential to host another large Bralorne-style narrow vein gold system.

The comprehensive structural review undertaken by Avino at Bralorne has delivered valuable geological insights and resulted in a new conceptual targeting model which highlights the potential for the discovery of another large Bralorne-style narrow vein gold system. Initial drilling results from the NE Block obtained in Q1 2019 have confirmed the presence of a significant network of gold-bearing quartz veins and validated Avino’s new conceptual targeting model. Drilling has only just begun to test the mineralization potential of the NE Block and approximately 13,500 metres of drilling remain within the current exploration program which will continue until Q4 2019.

Drilling began in the NE Block on January 11, 2019 and 16 holes have now been completed. Multiple gold-bearing veins have been intersected along 1,200 metres of prospective strike length within what Avino considers to be part of a larger vein system. Assay results from 11 holes into the NE Block have now been received, along with the remaining results from Q4 2018 drilling which includes 2 holes into the 27 Vein extension target, 4 holes from the Ned’s vein target, and 3 holes in the King mine area. Drilling will continue to delineate the significant vein system in the NE Block over the coming months targeting potentially high grade gold veins.

The Company is using the gross proceeds of CDN $6,000,000 raised from the Flow-through share offering which closed on April 27, 2018 to fund the exploration work. The news release dated April 27, 2018 describing the offering may be viewed on the Avino website or under the Company’s profile on SEDAR (www.sedar.com) and was also filed with the SEC on Form 6-K.

Flow-through funds for this campaign are available to be used by December 31, 2019. An estimated CDN $4.4 million will be spent on approximately 24,000 to 28,000 metres of diamond drilling and is planned in two phases, as described below:

•	Phase One Drilling, Q4 2018 through Q1 2019 – Targeting underexplored portions of known veins

•	Phase Two Drilling, Q1 to Q4 2019 – Targeting new discoveries in unexplored portions of the property

“We are very encouraged by initial assay results from drilling of the NE Block target area and are excited about the implications of our new conceptual model which has opened up a large area of highly prospective tenure. We look forward to receiving additional assays and sharing continued progress from the drill program,” said David Wolfin, Avino’s President and CEO.

April 1, 2019 – Avino Silver & Gold Mines Ltd. – News Release Drilling in the Northeast Block Confirms New Targeting Model and

Highlights Potential for Another Large Bralorne-Style Narrow Vein Gold System

1

Drilling Campaign – NE Block Target Initial Results

Building on the detailed structural review launched in mid-2018, Avino has developed a new conceptual model for the formation of the Bralorne-Pioneer vein system. This new model has significantly expanded the footprint of the prospective structural corridor which is shown in the blue area on Figure 1, (attached) as the result of an underlapping step over of the major crustal-scale Cadwallader fault.  This prospective structural corridor is considered to have focused faulting and veining and was responsible for the creation of the Bralorne-Pioneer vein system which has reported historical production of 4.15 M oz Au.

Historical exploration and production on the property was largely limited within the Bralorne Mine Block which lies between the Cadwallader and Ferguson faults. The historically defined Bralorne Mine Block occurs in the southern half of the larger prospective structural corridor. The NE Block which occurs on the north-east side of the Ferguson fault had remained highly underexplored despite being comprised of similar favorable host rocks to the Bralorne Mine Block and being situated within what Avino now considers to be the larger prospective structural corridor (see Figure 1 attached).

Within the current exploration campaign newly acquired geological and geophysical datasets, including airborne magnetics, an updated geological bedrock map, LiDAR topography and detailed structural analysis have now been completed.  Personnel have been dedicated to compile and digitize the vast historic mining datasets from the Bralorne, Pioneer and King mines which includes exploration drilling (>2,420 holes for >240,700 metres), underground drift assay data (>45,000 composite assays), detailed geological drift plans, structural data (>5,000 measurements) and surface geochemical sampling (>11,000 samples). All geological and geophysical datasets have been integrated into a 3D geological model and utilized to develop and refine a well-supported targeting strategy.

New insights from this work have led Avino to consider that the NE Block, which covers an area approximately 3 kilometres long by 400 - 500 metres wide, has excellent exploration potential to host another large Bralorne-style narrow vein gold system. Most of the NE Block is covered by a thin layer (5 - 15 metres) of glacial till with limited bedrock exposure and as such has remained highly underexplored.

Only minor historic underground exploration has been completed within the NE block. This consists of limited exploration drifts from the King Mine 8 and 20 levels with minor exploration drilling. The Peter Mine is located at the far western end of the NE Block and this was developed between 2003 and 2005 with a small amount of underground test mining.

Historic exploration drilling in the NE Block has been extremely limited considering the large size of the prospective area. Exploration drilling within the NE Block totaled approximately 108 holes for 14,200 metres of which the majority was completed in the Peter Mine area. Beyond the immediate Peter Mine area only 41 holes for 6,415 metres have been completed in the greater NE Block. When contrasting this with the extensive exploration drilling (a minimum of 2,200 holes for 213,000 metres), drifting (approximately 80 kilometres) and production completed within the Bralorne Mine Block, the NE Block is considered by Avino to be grossly underexplored.

Phase Two drilling commenced in January 2019 targeting new discoveries in unexplored portions of the property and began in the NE Block.

Assay results from the first 11 holes in the NE Block target area have now been received and significant gold-bearing quartz veins have been intersected in 8 of the first 11 holes, see Figure 2 (attached). Drilling intersections that cover an initial strike length of 1,200 metres have begun to define what Avino considers to be part of a larger Bralorne-style narrow vein gold system. Results support the validity of the company’s new conceptual model and demonstrate the potential of the newly defined NE Block.

April 1, 2019 Avino Silver & Gold Mines Ltd. News Release Drilling in the Northeast Block Confirms New Targeting Model and

Highlights Potential for Another Large Bralorne-Style Narrow Vein Gold System

2

Results from the first 11 holes in the NE Block target area are reported below.

Table 1: Summary of drilling from the NE Block Target

Hole Number	Description	Intersection (m)	Length (m)	True Width (m)	Au (g/t)
SB-2019-003	No significant assays
SB-2019-004	No significant assays
SB-2019-005	Strongly silica-sericite altered shear zone with multiple quartz veins	61.87 - 78.75	16.88	N/A	1.93
Including	Banded brecciated quartz vein	62.87 - 65.04	2.17	N/A	3.17
And	Banded brecciated quartz vein	68.04 - 71.04	3.00	N/A	2.92
SB-2019-005	Banded brecciated quartz vein	105.2 - 106.2	1.00	0.53	12.98
SB-2019-006	Strongly silica-sericite altered shear zone with multiple quartz veins	39.15 - 44.15	5.00	N/A	1.75
Including	As above	42.25 - 44.15	1.90	N/A	2.41
SB-2019-006	Strongly silica-sericite altered shear zone with multiple quartz veins	74 - 75.6	1.60	N/A	1.46
SB-2019-006	Strongly silica-sericite altered shear zone with multiple quartz veins	85 - 90	5.00	N/A	2.14
Including	As above with visible gold	87 - 89	2.00	N/A	3.97
SB-2019-007	Strongly silica-sericite altered shear zone with multiple quartz veins	162 - 166.08	4.08	N/A	1.30
SB-2019-007	Strongly silica-sericite altered shear zone with multiple quartz veins	250.54 - 257.15	6.61	N/A	2.03
Including	As above	254.7 - 255.7	1.00	N/A	6.12
SB-2019-008	Banded brecciated quartz vein	272.76 - 273.8	1.04	0.80	0.92
SB-2019-008	Banded brecciated quartz vein	276.58 - 277.6	1.02	0.96	2.01
SB-2019-009	Banded quartz vein	132.38 - 133.02	0.64	0.52	3.48
SB-2019-009	Banded quartz vein	332 - 335.08	3.08	2.18	1.42
SB-2019-010	No significant assays
SB-2019-011	Millchuk Vein - Banded quartz vein	76.9 - 78	1.10	0.90	1.08
SB-2019-012	Millchuk Vein - Banded quartz vein	46.6 - 49.6	3.00	2.12	3.04
Including	Millchuk Vein - Banded quartz vein	47.6 - 48.6	1.00	0.71	6.00
SB-2019-012	Banded quartz vein	111.55 - 112.55	1.00	N/A	2.59
SB-2019-012	Dispersed stockwork-like quartz veining in silicified graphitic argillite	344.5 - 351	6.50	N/A	0.52
SB-2019-013	Millchuk Vein - Banded quartz vein	66.47 - 68.47	2.00	1.53	1.69
SB-2019-013	Massive quartz vein	128.56 - 129.56	1.00	0.57	1.62
SB-2019-013	Banded quartz vein	168.26 - 168.83	0.57	0.23	30.73
SB-2019-013	Banded quartz vein	440.94 - 441.5	0.56	0.43	3.61

True widths cannot always be determined with the information available

Drilling Campaign – 27 Vein Extension, Ned’s Vein and King Mine Area Q4 2018 Results

Phase One drilling in Q3-Q4 2018 focused on testing underexplored portions of known veins and continued until January 10, 2019. Drilling began with the 27 Vein Extension target and six deep holes were committed from this first phase to test the up-dip extension of this vein. Five of the six holes successfully intersected the 27 Vein at predicted depths, with one hole (SB-2018-2015) being abandoned before reaching target depth due to adverse ground conditions.

April 1, 2019 Avino Silver & Gold Mines Ltd. News Release Drilling in the Northeast Block Confirms New Targeting Model and

Highlights Potential for Another Large Bralorne-Style Narrow Vein Gold System

3

Historic drifting and drill testing of the 27 vein up-dip from the productive historic stoping was extremely limited, therefore it was considered a prime target for the initial drilling of Phase One.

In addition to results from the first four holes on the 27 Vein Extension target, see Figure 3 (attached) two additional holes are reported in Table 2 below. You may wish to refer to the December 17, 2018 press release available on our website at www.avino.com. Holes SB-2018-018 and SB-2018-019 both intersected the 27 Vein between 125 to 200 metres up dip from the intersections reported in holes SB-2018-014 and SB-2018-017 confirming continuity of the structure.

Table 2: Summary of drilling from the 27 Vein Extension Target

Hole Number	Description	Intersection (m)	Length (m)	True Width (m)	Au (g/t)
SB-2018-018	New vein in hanging wall of 27 Vein	361.4 - 362.45	1.05	N/A	7.46
SB-2018-018	New vein in hanging wall - Banded quartz vein	368 - 369.05	1.05	0.99	3.83
SB-2018-018	27 Vein – Massive quartz vein with minor banding	466.4 - 467.77	1.37	1.05	3.87
SB-2018-019	New vein in hanging wall - Massive quartz vein with visible gold	350.64 - 351.64	1.00	0.88	9.18
SB-2018-019	27 Vein - Brecciated and banded quartz vein	463 - 464	1.00	0.77	0.34

True widths cannot always be determined with the information available.

Following completion of the first phase of holes into the 27 Vein Extension target the drill was moved north to test the Ned’s Vein target located 650 metres southeast of the Peter Mine (Located on Figure 3 attached). The Ned’s Vein discovery trench was excavated in 2005 and reportedly returned 1.63 oz/t gold over a 3 foot width (56 gold g/t over 0.91 metres) from veining hosted in graphitic argillites of the Ferguson Formation. No drill testing of this vein had ever been completed.

Avino drilled four holes at the Ned’s Vein target and intersected broad zones of dispersed stockwork-like veining with low grade gold mineralization in sediment. These holes were designed to test the potential for less competent sedimentary rocks to host significant gold-bearing quartz veins. The mineralized veining intersected was more dispersed than the characteristic Bralorne-style quartz veins as expected, but drilling did successfully confirm an additional style of gold mineralization on the property.

One hole (SB-2018-020) was extended westward towards the King Mine area targeting extensions to known veins. This hole is discussed in the following section. Results from the four Ned’s Vein target holes are reported in Table 3.

Table 3: Summary of drilling from the Ned’s Vein

Hole Number	Description	Intersection (m)	Length (m)	True Width (m)	Au (g/t)
SB-2018-020	Dispersed stockwork-like quartz veining in silicified graphitic argillite	40 - 47	7.00	N/A	1.16
SB-2018-021	Dispersed stockwork-like quartz veining in silicified graphitic argillite	49 - 59.5	10.50	N/A	0.48
SB-2018-022	Dispersed stockwork-like quartz veining in silicified graphitic argillite	79.3 - 84.15	4.85	N/A	0.43
SB-2018-022	Dispersed stockwork-like quartz veining in silicified graphitic argillite	97 - 101	4.00	N/A	0.66

True widths cannot be determined with the information available.

April 1, 2019 Avino Silver & Gold Mines Ltd. News Release Drilling in the Northeast Block Confirms New Targeting Model and

Highlights Potential for Another Large Bralorne-Style Narrow Vein Gold System

4

The final component of the Phase One drilling completed in Q3-Q4 2018 targeted extensions to known gold-bearing veins within the King Mine area. Many of these target veins either host current resources or had been mined historically while the King Mine was in production. Four holes were drilled predominantly targeting vein extensions above the King Mine 8 Level. One deep hole was drilled targeting several known veins to a depth of 715 metres below surface and down to the King Mine 18 Level.

Veins intersected in the King Mine Area drilling included the Shaft, Prince, New, North, King and Maud’s veins. Selected results from these four holes are reported in Table 4. Following the receipt of these new assays Avino is continuing to assess the resource potential of several veins in the King Mine Area.

Table 4: Summary of drilling from the King Mine Area Targets

Hole Number	Description	Intersection (m)	Length (m)	True Width (m)	Au (g/t)
SB-2018-020	New Vein (Historical name)	327.4 - 328.4	1.00	N/A	27.21
SB-2018-020	Previously unknown new veining – minor quartz veining hosted in a sulphide-bearing albitite dike	405 - 408.2	3.20	2.45	4.10
Including	As above	405 - 406	1.00	0.77	8.92
SB-2018-024	Previously unknown new vein	244.27 - 245.39	1.12	0.87	10.31
SB-2018-024	North Vein – 65% banded to massive quartz veining	355.68 - 363.9	8.22	6.30	2.63
Including	As above	356.76 - 360	3.24	2.48	3.40
And	Visible gold at 363.90 m	363 - 363.9	0.90	0.69	3.56
SB-2019-001	No significant assays
SB-2019-002	No significant assays

True widths cannot always be determined with the information available.

The comprehensive structural review underway at the Bralorne Gold Mine has now been in progress for 11 months. This program has delivered valuable geological insights to develop a new conceptual model for the formation of the Bralorne-Pioneer vein system. This new conceptual model indicated that the large area northeast of the Ferguson fault has high potential to host another large Bralorne-style narrow vein gold system.

Initial drilling results from the NE Block obtained in Q1 2019 have confirmed the presence of a network of gold-bearing quartz veins. This vein network displays all the hallmarks of the Bralorne-Pioneer narrow vein gold system and the drilling data obtained has validated Avino’s new conceptual targeting model. In light of this revised targeting strategy, Avino is currently evaluating the larger claim package for additional mineralization potential.

Drilling has only just begun to test the mineralization potential of the NE Block. Avino will continue to explore the newly defined vein network in the NE Block targeting a potentially high-grade gold vein system. Approximately 13,500 metres of drilling remains within the current exploration program.

Qualified Person(s)

Avino’s Bralorne Gold Mine project is under the supervision of Fred Sveinson, B.A., B.Sc., P.Eng, Senior Mining Advisor, who is a qualified person within the context of National Instrument 43-101, and Mr. Garth Kirkham, P. Geo., Principal of Kirkham Geosystems Ltd., who is an “independent qualified person”, as defined by Section 1.5 of NI 43-101. Both have reviewed and approved the technical data in this news release.

April 1, 2019 Avino Silver & Gold Mines Ltd. News Release Drilling in the Northeast Block Confirms New Targeting Model and

Highlights Potential for Another Large Bralorne-Style Narrow Vein Gold System

5

About Avino

Avino is a silver and gold producer with a diversified pipeline of gold, silver and base metals properties in Mexico and Canada employing approximately 500 people. Avino produces from its wholly owned Avino and San Gonzalo Mines near Durango, Mexico, and is currently exploring and drilling at the Bralorne Gold Mine in British Columbia, Canada. The Company’s gold and silver production remains unhedged. The Company’s mission and strategy is to create shareholder value through its focus on profitable organic growth at the historic Avino Property near Durango, Mexico, and the strategic acquisition of mineral exploration and mining properties. We are committed to managing all business activities in an environmentally responsible and cost-effective manner, while contributing to the well-being of the communities in which we operate.

ON BEHALF OF THE BOARD

“David Wolfin”

_______________________________

David Wolfin

President & CEO

Avino Silver & Gold Mines Ltd.

Safe Harbor Statement - This news release contains “forward-looking information” and “forward-looking statements” (together, the “forward looking statements”) within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act of 1995, including, but are not limited to, the Company’s ability to meet its production guidance, expectations of All-In Sustaining Cash Cost (“AISC”), information on the updated mineral resource estimate for the Company’s Avino Property located near Durango in west-central Mexico (the “Property”) with an effective date of February 21, 2018, and amended on December 19, 2018, prepared for the Company, and reference to Measured, Indicated, Inferred Resources referred to in this press release. These forward-looking statements are made as of the date of this news release and the dates of technical reports, as applicable. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements. No assurance can be given that the Company’s Property does not have the amount of the mineral resources indicated in the updated report or that such mineral resources may be economically extracted.

Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold, silver and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain of our officers, directors or promoters with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the our common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Cautionary Note Regarding Non-GAAP Measures

This news release includes certain terms or performance measures commonly used in the mining industry that are not defined under International Financial Reporting Standards (“IFRS”), including silver equivalent ounces (AgEq oz) of production. Non-GAAP measures do not have any standardized meaning prescribed under IFRS and, therefore, they may not be comparable to similar measures reported by other companies. We believe that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Readers should also refer to our management’s discussion and analysis available under our corporate profile at www.sedar.com or on our website at www.avino.com.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this Press Release, which has been prepared by management.

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Figure 1. NE Block Target Area within the newly defined Prospective Structural Corridor
AVINO
SILVER & GOLD MINES LTD
N
512000E
513000E
514000E
515000E
516000E
5628000N
5627000N
5626000N
5625000N
5624000N
5623000N
Cadwallader Fault
Prospective Structural Corridor
Current Drilling
Peter Mine
NE Block Target
King Mine
Existing Mine Infrastructure
Ferguson Fault
Historical Production 4.15 M oz Au
Bralorne Mine Block
Bralorne Mine
Pioneer Mine
Cadwallader Fault
0
1
2
3 km
Legend
New Target Area
NE Block
Mine Workings
Pre-2018 Exploration Drillhole Collar
Historic Mine Portals
Tenure
Mine Permit Boundary M-207
Bralorne Gold Mines Ltd - Tenure Boundary
Structures
Vein (Surface Trace)
Prospective Structural Corridor
Ferguson Fault
Cadwallader Fault
Lithology
Bendor Granitoid (91.4+/-1.4 Ma)
Soda Granite (270+/-5 Ma)
Diorite-Gabbro (293+/-13 Ma)
Ultramafics
Amygdaloidal Meta-Basalts-Tuffs-Flows
Meta-Sediments - Undifferentiated
Meta-Turbidites and Meta-Mudstones
Cherty Meta-Sediments
Shear Zone - Local
Date: 1 April 2019

7

Figure 2. NE Block and King Mine Drillhole Plan
AVINO
SILVER & GOLD MINES LTD
N
513000E
5627000N
5626000N
5625000N
SB-2019-003
SB-2019-004
SB-2019-007
SB-2019-005
SB-2019-006
SB-2019-018 Assays pending
SB-2019-017 Assays pending
SB-2019-016 Assays pending
SB-2019-010
SB-2019-008
SB-2019-009
SB-2019-011
SB-2019-012
SB-2019-013
SB-2019-014 Assays pending
SB-2019-015 Assays pending
SB-2019-001
SB-2019-002
SB-2018-020
SB-2018-021
SB-2018-022
SB-2018-023
SB-2018-024
NE Block Drilling
(Drilling ongoing)
King Mine
Drilling
Prospective Structural Corridor
NE Block
Target
Peter Mine
King Mine
Peter Vein
Millchuk Vein
Ned's Vein
New Vein
North Vein
Shaft Vein
Prince Vein
King Vein
Ferguson Fault
Bralorne Mine Block
Cadwallader Fault
0
250
500
750 m
Legend
New Target Area
New Drillhole Collar
New Drillhole Trace
NE Block
Mine Workings
Pre-2018 Exploration Drillhole Collar
Historic Mine Portals
Tenure
Mine Permit Boundary M-207
Bralorne Gold Mines Ltd - Tenure Boundary
Structures
Vein (Surface Trace)
Prospective Structural Corridor
Ferguson Fault
Cadwallader Fault
Lithology
Bendor Granitoid (91.4+/-1.4 Ma)
Soda Granite (270+/-5 Ma)
Diorite-Gabbro (293+/-13 Ma)
Ultramafics
Amygdaloidal Meta-Basalts-Tuffs-Flows
Meta-Sediments - Undifferentiated
Meta-Turbidites and Meta-Mudstones
Cherty Meta-Sediments
Shear Zone - Local
Date: 1 April 2019

8

Figure 3. 27 Vein, King Mine and NE Block Drillhole Plan
AVINO
SILVER & GOLD MINES LTD
N
513000E
514000E
515000E
516000E
5627000N
5626000N
5625000N
5624000N
5623000N
5622000N
NE Block Drilling
Prospective Structural Corridor
Peter Mine
NE Block Target
King Mine Drilling
King Mine
Historical Production 4.15 M oz Au
Bralorne Mine Block
Ferguson Fault
Bralorne Mine
SB-2018-015
SB-2018-016
SB-2018-014A
SB-2018-017
SB-2018-019
SB-2018-018
Pioneer Mine
27 Vein Drilling
Cadwallader Fault
0
0.5
1
1.5
2 km
Legend
New Target Area
New Drillhole Collar
New Drillhole Trace
NE Block
Mine Workings
Pre-2018 Exploration Drillhole Collar
Historic Mine Portals
Tenure
Mine Permit Boundary M-207
Bralorne Gold Mines Ltd - Tenure Boundary
Structures
Vein (Surface Trace)
Prospective Structural Corridor
Ferguson Fault
Cadwallader Fault
Lithology
Bendor Granitoid (91.4+/-1.4 Ma)
Soda Granite (270+/-5 Ma)
Diorite-Gabbro (293+/-13 Ma)
Ultramafics
Amygdaloidal Meta-Basalts-Tuffs-Flows
Meta-Sediments - Undifferentiated
Meta-Turbidites and Meta-Mudstones
Cherty Meta-Sediments
Shear Zone - Local
Date: 1 April 2019

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